April 5, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (305) 531-1274

J. Rod Martin
Chairman and President
Brampton Crest International, Inc.
1224 Washington Avenue
Miami Beach, Florida 33139

      Re: 	Brampton Crest International, Inc.
      	Form 10-SB filed on March 17, 2005
		File No. 000-51207

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note from your disclosure that you are a development stage company. We also note from page 17 your recent agreement with Merrill Lynch to provide assistance in "acquiring a business or entering into a business combination." We further note your new disclosure that "[m]anagement intends to actively pursue a business transaction that will enhance shareholder value through amalgamation with a revenue producing business." In light of this, we believe that your proposed business plan may be commensurate in scope with the uncertainty ordinarily associated with a "blank check" company.
Please give us supplementally a reasonably detailed analysis as to why you do not believe you are a blank check company. We may have further comments based on your response.

2. We note your disclosure at Note 5 to the financial statements and your response to prior comment 30. Please explain to us supplementally how you arrived at the terms of your settlement, given your $100,000 reserve and the fact that the initial number of shares at issue was 500,000 on a pre-split basis.

Business, page 6

3. We note that on page 6 you state that the company "has employed" two salespersons. Please revise to clarify the status of these salespersons. If you have employees, you will need to revise various parts of your document to reflect this.

4. Please confirm that you have complied with Item 101(b)(8) of Regulation S-B or revise your filing as necessary.

Business Plan, page 7

5. We note your disclosure in the second bullet point. Please disclose whether there are currently any merger or acquisition candidates.

Products, Marketing, and Sales, page 7

6. We note your statement that "sales of product commenced in February, 2005." Please balance your disclosure by quantifying your sales to date.

7. Please disclose the fees that your independent contractors will receive upon sales of products other than those to be distributed pursuant to your agreement with RX USA marketing.

8. We note your response to comment 8 of our letter dated January
28,
2005. Please revise your filing to disclose the terms of your purchase from and option agreement with Hamilton Clarke Industries.
Please clarify whether the option agreement that appears on page 2 of
Exhibit 10.1 is a summation prepared for this filing, or whether it is a copy of an option granted with your prior purchase.

Competition, page 9

9. We note your response to comment 11 in our letter of January
28,
2005.  Please revise your disclosure to state the principal
methods
by which you intend to compete, i.e. price, quality, customer service, best value, etc. . . .  Furthermore, state the general competitive conditions, including the number of companies with which you will compete, in the market for micro dermabrasion devices and other products you intend to offer in the geographic areas in which you intend to commence operations.

Consulting Agreement, page 10

10. Please clarify your response to comment 12 of our previous letter to state whether the 100,000 units Mr. Wineberg was issued for consulting services by Brampton Crest International LLC were for services other than those for which he is being compensated by the Company. We may have further comments based on your response.

Factors that May Affect Future Operating Results, page 12
We have a history of losses, page 12

11. Please also discuss your going concern opinion from your auditors.

Risks Related to Our Stock, page 14

12. We note your disclosure regarding potential dilution from the exercise of warrants to purchase common stock appearing on page F-10.
Please revise this section to more fully discuss the dilutive risks associated with ownership of your stock, paying particular attention to the warrants` $.001 exercise price.

Our common stock may be subject to the Securities and Exchange
Commission`s penny stock sales rules, page 15

13. Please also describe the additional disclosure requirements of the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, including the requirement of a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. In addition, indicate that a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer`s account.

Management`s Discussion and Analysis, page 16

14. We note your statement on page 16 that the company "will initially market and sell a motorized scrubbing and cleaning system
(Micro Dermabrasion device)." Based on your most recent agreement dated March 1, 2005 with RX USA Marketing, it appears that you will need to revise this statement. Please clarify here and at page 7 in your revised document.
15. We note your agreement with Merrill Lynch. Please revise to clarify the services that Merrill Lynch and/or McColl Partners have agreed to provide. We note that McColl Partners is named as the advisor in the agreement. We also note your description in your index to exhibits that this agreement is a "consent to advisory referral." Please be sure that your disclosure clarifies the precise arrangements that you have entered into.

Certain Relationships and Related Transactions, page 24

16. Disclose the information required by Item 404(d) of Regulation
S-
B regarding transactions with promoters. For a definition of "promoter," see Rule 405 of Regulation C.

Capital Stock, page 25

17. Please provide to us supplementally a detailed statement that shows how you arrived at 51,518,649 shares of common stock outstanding as of March 11, 2005. We are unable to confirm this number based on your disclosures in this filing.

Legal Proceedings, page 30

18. We note your disclosure at Note 5 to the financial statements. It appears that this may be a pending legal proceeding. Please provide to us a detailed legal analysis as to why you did not disclose this matter here. Alternatively, please revise your disclosures to reflect this matter, including the court in which the suit was filed, the legal claims pursued by the plaintiffs, and the relief requested by the plaintiffs. Also state whether the participants in this offering were third-parties or had some prior relationship with the company or management at the time of the initial offering or at the time of settlement. If they had a material relationship with you, state the nature of that relationship. We may have additional comments upon review of your response

Recent Sales of Unregistered Securities, page 33

19. We note your supplemental response to comment 24 in our January
28 letter. Please state in your document for each sale of common stock or warrant, the exemption you relied upon and the basis for your reliance.

20. We note your response to comment 30 of our prior letter, in addition to other disclosures in your document and in the notes to your financial statements. For example, we note on page 26 that you issued 5,625 shares of common stock on November 24, 2004. In addition, we note that your sale to Brampton Crest International LLC included sales to third parties which you do not disclose here. Note that all sales of securities, whether for cash or other consideration, that have occurred in the last three years must be discussed in this section. See Regulation S-B, Item 701. Revise this section to include this transaction and all other sales, as applicable.

21. Please disclose the consideration for each sale you disclose here. Refer to Item 701(c) of Regulation S-B.

Financial Statements

22. Your independent auditor`s report covers the statements of operations, stockholders` deficiency, and cash flows for each of the two years ended December 31, 2004. Please obtain a revised independent auditor`s report that covers the period from November 24,
2004 (the date you emerged from bankruptcy) to December 31, 2004, the period from January 1, 2004 to November 24, 2004, and the year ended
December 31, 2003. In doing so, please also note that the balance sheet as of December 31, 2004 and the statement of operations for the period from November 24, 2004 (the date you emerged from bankruptcy) to December 31, 2004 should not be characterized as debtor in possession, while the financial statements of the predecessor should be. Please make arrangements with your auditor to have these revisions made.
Balance Sheets, page F-2

23. Your balance sheet does not balance and the cash balance per the statement of cash flows does not agree to the balance sheet.
Please
revise accordingly.

Statements of Stockholders` Deficiency, page F-4

24. Your accumulated deficit upon emergence from bankruptcy and adoption of fresh-start accounting on page F-12 does not agree to that shown in the same caption on page F-4 of your statements of stockholders` deficiency. Please make the appropriate revisions.

25. We have reviewed your response to comment 34. Your statement of stockholders` deficiency appears to reflect the issuances as occurring after your emergence from bankruptcy rather than before it.
Is this correct? If so, then revise your disclosures throughout the filing. If this is not correct, then revise your statement of stockholders` deficiency.

26. Please revise your statement of stockholders` deficiency to match your balance sheet and Note 1. Currently the December 31, 2004 balances in common stock, preferred stock, and stockholders` equity per the statement of stockholders` deficiency do not agree to the balance sheet. In addition, the number of preferred shares identified as being cancelled in December 2004 in Note 1 - Organization and Capitalization does not agree to the statement of stockholders` deficiency.

      Also, given that no preferred stock is outstanding at that date, it is unclear why your statement of stockholders` deficiency and Note 7 reflect a balance in preferred stock at December 31, 2004.

Note 1 - Summary of Significant Accounting Policies, page F-6
Organization and Capitalization

27. You refer to Note 11 here and elsewhere in the filing, but no
Note 11 currently exists.  Please make the appropriate revisions.

Concentration of Credit Risk, page F-7

28. Please revise your disclosure regarding deposits in excess of insured limits to be consistent with the balance sheet, which indicates no cash balance.

Inventory, page F-8

29. We have reviewed your response to comment 32. Please revise your disclosure to clarify that your inventory consists of 1,000 micro dermabrasion devices.

30. We also note in your response to comment 8 that the current price for the micro dermabrasion units is $10 per unit. Please tell us why you believe your valuation at $15 per unit is in consistent with a lower of cost or market valuation or revise your accounting accordingly.

Note 2 - Bankruptcy Proceedings and Fresh Start Accounting, page
F-11
Fresh Start Accounting, page F-12

31. Your accumulated deficit upon adoption of fresh start accounting shown here does not agree to that shown in your statement of stockholders` deficiency on page F-4. Please make the appropriate revisions. Please also explain to us why you do not have a zero balance upon emergence and adoption of fresh start accounting as required by paragraph .39 of SOP 90-7.

32. Please revise the table showing the reorganization adjustments to conform to the format shown in paragraph B-5 of SOP 90-7. Please also ensure that the related footnotes adequately describe each adjustment. See paragraph B-6 of SOP 90-7.

33. Please disclose why you did not reflect the extinguishment of the old common stock and the issuance of the new common stock in the reorganization adjustments table in the manner shown in paragraph B-5 of SOP 90-7 with a footnote describing the allocation method for the new shares. Otherwise, revise your table accordingly.

34. If, as you explain in your response to comment 41, the transaction resulting in the issuance of the 40,000,000 shares and warrants was a part of the approved bankruptcy emergence plan, please tell us why you did not reflect it in the reorganization adjustments table. Otherwise, revise the table accordingly.

35. You do not disclose the significant matters regarding the determination of your reorganization value as required by paragraph
..39 of SOP 90-7. Please do so. See also paragraphs B-1 to B-3 of SOP 90-7 for further guidance.

Note 5 - Contingency Reserve for Shares in Litigation, page F-13

36. Please revise your disclosure to specify the number of shares issued in the settlement subsequent to year end.

Note 10 - Other Matters, page F-16
Stock Purchase Agreement

37. We have reviewed your response to comment 41(b). Please provide us with a detailed explanation of your accounting for the transaction, including in columnar format, the pre-purchase balance sheet, purchase accounting entries and adjustments, and the post-purchase balance sheet. Provide any additional explanation necessary to understand your purchase accounting.

38. As previously requested tell us the accounting literature you relied upon, and how you met the criteria in that accounting literature. Please note that we are asking you to discuss the specific accounting literature you relied on rather to identify the comprehensive basis of accounting used (US GAAP).

39. Your disclosure on page 4 continues to appear to be inconsistent with the disclosure in Note 10 on page F-16. The disclosure on page
4 is that the shares were issued on October 5, 2004, which appears to be a month prior to the authorization of the additional shares on November 18, 2004. Note 10 states that the stock purchase agreement was finalized on November 24, 2004. Please revise throughout to clarify the apparent discrepancy.

Reverse Split, page F-17

40. It appears that either the number of shares outstanding before the 10-1 reverse stock split or after the reverse split is inaccurate, as neither number would result from dividing or multiplying by 10.

Private Placement Offering, page F-17

41. Please revise your valuation of the stock-based compensation issued to allocate the consideration received between the stock and attached warrant based on fair value. Such an allocation would appear to provide a better indication of the value of your common stock. In this regard, it does not appear reasonable that the fair value of one share of your common stock is $0.15, while a warrant to acquire another share for $0.001 has no value. A valuation model, such as Black-Scholes should be used to determine the fair value of the warrants and you should disclose each of the assumptions used to determine the fair value of the warrants in the filing. Please similarly revise your accounting for your other warrant issuances as well. Please supplementally show us your computations as well.

Consulting Agreement, F-19

42. We have reviewed your response to comment 29. Please revise your valuation of the warrant issued to Mr. Wineberg, when issued, to record it at its fair value. A valuation model, such as Black-Scholes, should be used to determine the fair value of the warrants and you should disclose each of the assumptions used to determine the fair value of the warrants in the filing. Please supplementally show us how you computed the fair value.

Exhibit 10.4, Subdistributor Agreement with RX USA Marketing

43. Please advise us supplementally as to whether or not you needed and/or obtained any prior consent from the distributor to enter into your subdistributor agreement. In particular, we note section 6 of the distributor agreement between Dermazone and RX USA Marketing, which contains a confidentiality provision.

44. We note that you have not filed Schedule A, which contains the pricing information. Please file this information, as it appears to be material. Alternatively, please advise us as to why you have not filed this information.



      Please respond to these comments by filing an amendment to your information statement and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson, Staff Accountant, at (202) 942-2926 or Rufus Decker, Accounting Branch Chief, at (202) 942-1774
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 824-5495 or Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887. Alternatively, you may contact me at (202) 942-1950.


      			Sincerely,




      			Pamela A. Long
      					Assistant Director


cc:	Joseph Emas, Esq. (via facsimile 305/531-1274)
      General Counsel
      Brampton Crest International, Inc.
      1224 Washington Avenue
	Miami Beach, Florida 33139




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J. Rod Martin
Brampton Crest International, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE